51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

KELSO TECHNOLOGIES INC.
7773 – 118A Street
North Delta, BC, V4C 6V1
Tel: 250-764-3618

Item 2 Date of Material Change

May 8, 2014

Item 3 News Release

The news release was issued on March 31, 2014 by Marketwired and Baystreet.

Item 4 Summary of Material Change

The Company announced that it has been conditionally approved for listing on the TSX Exchange in Toronto, Canada’s senior stock exchange. The conditions listed by the TSX Exchange are standard listing conditions required of all listed companies. The Company is diligently working towards fulfilling all conditions in order to list as soon as practicable. At that time, the Company’s shares will be delisted from the TSX Venture Exchange.

The Company’s shares will continue to trade under the stock symbol “KLS” upon listing on the TSX Exchange.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See Item 4 for a full description of the material change.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

May 8, 2014